James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 18 June 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 17 June 2024. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.4

= challenger.com.au Level 2, 5 Martin Place Sydney NSW 2000 Australia GPO Box 3698 Sydney NSW 2001 challenger.com.au Telephone 02 9994 7000 17 June 2024 Aoife Rockett Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: Aoife.Rockett@jameshardie.com , investor.relations@jameshardie.com.au Notification of change in disclosable interest under the Companies Act 2014 This notification is given in fulfillment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Challenger Limited on behalf of its subsidiary Fidante Partners Limited (Challenger Companies) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC (JHX) which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014 as first notified to JHX on 23 October 2018. On 13 June 2024, there was a change in the share capital held by the Challenger Companies such that the shareholding increased through a percentage point, with the Challenger Companies having an aggregated interest in JHX of 4.0019% of ordinary share capital (being an increase from 3.9071%) which is held as set out in Schedule 1 to this letter. If you have any questions in relation to the above, please contact me at +612 9994 7000. Kind regards Linda Matthews Company Secretary Challenger Limited

challenger.com.au Schedule 1 Registered Holder Number of Chess Depository Interests Held % J. P. Morgan Nominees Australia Pty Limited 5,655,681 1.3038% Citicorp Nominees Pty Limited 5,460,051 1.2587% National Nominees Limited 503,680 0.1161% HSBC Custody Nominees (Australia) Limited 5,531,146 1.2751% BNP Paribas Nominees Pty Limited 141,262 0.0326% UBS Nominees Pty Limited 67,655 0.0156% 4.0019%